UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
SCHEDULE 13D

Under the Securities Exchange Act of 1934

EDUCATION LENDING GROUP, INC.

(Name of  Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

28140A109

(CUSIP Number)

Robert J. Ingato
CIT Group Inc.
Executive Vice President, General Counsel and Secretary
1 CIT Drive
Livingston, New Jersey 07039
(973) 740-5000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box   .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28140A109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CIT Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)  (b) 

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

None

	8	SHARED VOTING POWER

17,763,921

	9	SOLE DISPOSITIVE POWER

None

	10	SHARED DISPOSITIVE POWER

17,763,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,763,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.1%

14	TYPE OF REPORTING PERSON (See Instructions) CO

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CIT ELG Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)  (b) 

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

None

	8	SHARED VOTING POWER

17,763,921

	9	SOLE DISPOSITIVE POWER

None

	10	SHARED DISPOSITIVE POWER

17,763,921

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,763,921

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.1%

14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 8 Pages

        This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed on January 14, 2005, as amended and supplemented by Amendment No. 1, filed on January 21, 2005 (as so amended, the “Schedule 13D”) by CIT Group Inc., a Delaware corporation (“Parent”) in connection with the offer by CIT ELG Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”) to purchase all outstanding shares of Common Stock, par value $0.001 per share, of Education Lending Group, Inc., a Delaware corporation (the “Company”), including the preferred share purchase rights issued pursuant to the Rights Agreement, dated January 4, 2005, between the Company and American Stock Transfer & Trust Company, as rights agent (together, the “Shares”), at a purchase price of $19.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2005. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

        This Amendment No. 2 is being filed to, among other things, include Purchaser on the Schedule 13D as a result of Purchaser’s acceptance for payment of 17,763,921 Shares validly tendered and not withdrawn prior to the expiration of the Offer on February 11, 2005. The information provided in Item 3 and Item 6 of the Schedule 13D with respect to the “Reporting Person” refers to each of Parent and Purchaser.

        Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 2. Identity and Background.

        Item 2 of the Schedule 13D is amended and supplemented to include the following:

(a)-(c), (f) Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Purchaser are located at 1 CIT Drive, Livingston, New Jersey 07039; Telephone: (973) 740-5000. Purchaser is a wholly owned subsidiary of Parent.

(d)-(e) During the last five years, Purchaser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Purchaser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (i) name, (ii) business address, (iii) citizenship of each executive officer and director of Purchaser, (iv) present principal occupation or employment of each such individual, and (v) the name of any corporation or other organization in which such

Page 4 of 8 Pages

occupation or employment is conducted, together with the principal business and address of any such corporation or organization.

During the last five years, to the best of Purchaser’s knowledge, none of Purchaser’s directors or executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

        Item 5 is amended and supplemented to include the following:

(a)-(b) At 12:00 midnight, New York City time, on Friday, February 11, 2005, the Offer expired. Based on information provided by The Bank of New York, as of such time, approximately 17,763,921 Shares were tendered pursuant to the Offer, including Shares tendered pursuant to Notices of Guaranteed Delivery. Such Shares constitute approximately 98.1% of the outstanding Shares, based upon 18,115,545 outstanding Shares, as reported to Parent and Purchaser by the Company on February 11, 2005. On February 14, 2005, all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment in accordance with the terms of the Offer.

(c)-(d) Except as described herein, none of Parent, Purchaser or, to the best of their knowledge, any of their respective executive officers or directors, has acquired or disposed of any Shares during the past 60 days. Furthermore, neither Parent nor Purchaser knows of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

(e) Not applicable.

Item 7. Materials filed as Exhibits

        Item 7 of the Schedule 13D is amended and supplemented to include the following:

11.	Joint Filing Agreement between CIT Group Inc. and CIT ELG Corporation, dated as of February 15, 2005.

Page 5 of 8 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2005	CIT GROUP INC.

/s/ Robert J. Ingato

	Name:	Robert J. Ingato
	Title:	Executive Vice President, General Counsel and Secretary

Page 6 of 8 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2005	CIT ELG CORPORATION

/s/ Robert J. Ingato

	Name:	Robert J. Ingato
	Title:	Executive Vice President and Secretary
Page 7 of 8 Pages

SCHEDULE A

        Schedule A to the Schedule 13D is amended and supplemented by adding the following at the end thereof:

ADDITIONAL INFORMATION CONCERNING PURCHASER

All individuals listed below are citizens of the United States.

Name and Position Held	Address of Principal Business/Principal Executive Office	Present Principal Occupation or Employment

Thomas B. Hallman Director and Vice Chairman, Specialty Finance	1 CIT Drive, Livingston, NJ 07039	Vice Chairman, Specialty Finance, CIT Group Inc.

Robert J. Ingato Director, Executive Vice President and Secretary	1 CIT Drive, Livingston, NJ 07039	Executive Vice President, General Counsel and Secretary, CIT Group Inc.

Joseph M. Leone Director, Vice Chairman and Chief Financial Officer	1 CIT Drive, Livingston, NJ 07039	Vice Chairman and Chief Financial Officer, CIT Group Inc.

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